John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
December 8, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H initial Form N-4 Registration Statement (File No. 333-162237)	John Hancock Life Insurance Company (U.S.A.) AnnuityNote Series 4 Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A initial Form N-4 Registration Statement (File No. 333-162236)	John Hancock Life Insurance Company of New York AnnuityNote Series 4 Variable Annuity Contracts
Dear Ms. White:
This letter is in response to the comments you provided in your letter dated November 5, 2009, regarding the initial Form N-4 Registration Statements referenced above (the “Registration Statements”), filed on September 30, 2009 (Accession Nos. 0000950123-09-047418 and 0000950123-09-047417). Your comments are shown in italics (and may be altered to reflect product updates). In our responses, we use underlines to show proposed additions and ~~strikethroughs~~ to show deletions to the text of the prospectus.

Comment 1.	General
a.	EDGAR class identifier.
Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.
RESPONSE: The contract name on the front cover page of the prospectus for each of the captioned registration statements (the “Registration Statements”) reflects the current EDGAR class identifier, “AnnuityNote Series 4” (C000081724 and C000081723). In the event of any future revisions, we confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifiers associated with that contract.
b.	Primary responsibility for paying out on the guarantees.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy (other than reinsurance agreements) or whether the company will be solely responsible for paying out on any guarantees associated with the contract.
RESPONSE: The issuing insurance company will be solely responsible for paying out on any guarantees associated with the contract.

Alison T. White, Esq.
SEC Office of Insurance Products
December 8, 2009

Comment 2.	Fee Tables and Expenses
As the waiver described in footnote 3 to the portfolio’s expenses table does not extend at least a year beyond the date of the prospectus, please do not reflect it in the tables and expense example.
RESPONSE: The waiver described in footnote 3 to the portfolio’s expenses table was extended to 2011. We will leave the expenses table and example as they were previously filed, but changing the date in footnote 3 as indicated below:
The following table describes the operating expenses for the Core Strategy Portfolio, as a percentage of the Portfolio’s average net assets for the fiscal year ending December 31, 2008, except as stated below in the notes that follow the table. More detail concerning the Portfolio’s fees and expenses is contained in the Portfolio’s prospectus and in the notes following the table.

John Hancock Trust Core Strategy (Series NAV)
			Acquired			Net
		Other	Portfolio Fees	Total Operating	Contractual Expense	Operating
Management Fees	12b-1 Fees	Expenses[1]	and Expenses[1]	Expenses[1,2]	Reimbursement[3]	Expenses[1]
0.05%	0.00%	0.05%	0.52%	0.62%	-0.08%	0.54%

Notes to Portfolio Expense Table

1.	“Operating Expenses” are based on estimates of projected expenses (other than the management fee and Rule 12b-1 fees) for a Portfolio’s first year of operations. “Total Operating Expenses” and “Net Operating Expenses” include estimates of fees and expenses incurred indirectly by each Portfolio as a result of investment in shares of other investment companies (“Acquired Portfolio Fees and Expenses”). Acquired Portfolio Fees and Expenses are estimated, not actual, amounts based on projected expenses for the current fiscal year.

2.	With respect to the Core Strategy Trust, the “Total Operating Expenses” shown above will not correlate to the Portfolio’s ratio of expenses to average net assets included in the Portfolio’s financial statements, which will reflect the operating expenses and do not include Acquired Portfolio Fees and Expenses.

3.	The Adviser has contractually agreed to reimburse Expenses of the Portfolio that exceed 0.02% of the average annual net assets of the Portfolio. Expenses includes all expenses of the Portfolio except Rule 12b-1 fees, Underlying Portfolio expenses, class specific expenses such as blue sky and transfer agency fees, portfolio brokerage, interest, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business. This reimbursement may be terminated any time after May 1, 2011~~10.~~

Comment 3.	Lifetime Income Amount
If there is any way that the Lifetime Income Amount may be forfeited or limited other than by taking an unscheduled withdrawal, please disclose so prominently.
RESPONSE: The Lifetime Income Amount may be forfeited or limited by a contractowner taking an unscheduled withdrawal or surrendering the contract. It may also be extinguished by the contractowner’s annuitization of the contract or by our payment of death proceeds. Therefore, in “II. Overview,” we will add the following paragraph to the “Lifetime Income Amount” subsection under “What are some benefits of the Contracts?”
The Lifetime Income Amount may be forfeited or limited by an unscheduled withdrawal, or may be extinguished by a full surrender of the Contract or by our payment of the Contract’s death proceeds. In addition, if you select the Contract’s Annuity Option (see “V. Description of the Contract — Contract Provisions Applicable After the Maturity Date”), you can receive payments equal to the Lifetime Income Amount at the Annuity Commencement Date, but you will not be able to take further withdrawals or accumulate additional Contract Value once the annuity payments begin.

Alison T. White, Esq.
SEC Office of Insurance Products
December 8, 2009

Also, in “V. Description of the Contract,” we will add the following new third paragraph in the “Withdrawals — Lifetime Income Amount” subsection under “Contract Provisions Applicable Prior To the Maturity Date”:
The Lifetime Income Amount may be forfeited or limited by an unscheduled withdrawal, or may be extinguished by a full surrender of the Contract or by our payment of the Contract’s death proceeds. In addition, if you select the Contract’s Annuity Option – Lifetime Income Amount with Cash Refund (see “Contract Provisions Applicable After the Maturity Date” below), you can receive payments equal to the Lifetime Income Amount at the Annuity Commencement Date, but you will not be able to take further withdrawals or accumulate additional Contract Value once the annuity payments begin.
Pursuant to your comments regarding a similar contract under a different registration statement, we will also add the following paragraphs to the end of the “Withdrawals – Lifetime Income Amount” section of “V. Description of the Contract – Contract Provisions Applicable Prior To the Maturity Date”:
Withdrawals of Lifetime Income Amount compared to electing the Annuity Option offered in the Contract. Withdrawing the Lifetime Income Amount from your Contract after the 5th Contract Anniversary gives you the ability: a) to continue transferring Contract Value from one Variable Investment Option to another (for Contracts with multiple Investment Options); b) to subsequently stop taking withdrawals in order to protect your Contract Value; or c) to take Unscheduled Withdrawals in addition to taking Lifetime Income Amount withdrawals. This flexibility helps preserve liquidity and affords you greater control over the management of your Contract Value than if you were to annuitize your Contract and receive fixed annuity payments thereafter (see “Contract Provisions Applicable After the Maturity Date – Annuity Option offered in the Contract,” below).
Lifetime Income Amount withdrawals are also taxed differently than annuity payments. For federal income tax purposes, amounts withdrawn from a deferred annuity contract are generally included in income until all gain in the contract has been withdrawn. Amounts received as periodic annuity payments, however, are treated differently not only from withdrawals but also according to the tax status of your Contract. If you have a Nonqualified Contract (i.e., one that is not an individual retirement account, individual retirement annuity or pension plan asset), part of each annuity payment that you receive is taxable gain, and part is a nontaxable return of your investment in the Contract until you have recovered all of your investment in the Contract. Similar treatment applies to annuity payments under a Qualified Contract if you paid any part of the cost with nondeductible after-tax payments. See “VII. Federal Tax Matters” for a more detailed discussion.
In addition to the edits above, we will file Pre-Effective Amendments No. 2 to the Registration Statements that will include final values for any figures that were submitted in brackets in our initial filing and other minor edits of an updating nature.

Alison T. White, Esq.
SEC Office of Insurance Products
December 8, 2009

Comment 5.	Tandy Representations
RESPONSE: The Registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,

Thomas J. Loftus
Senior Counsel - Annuities